NO ACT

DC
PE
2-1-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023969

Received SEC
FEB 0 1 2008
Washington, DC 20549

February 1, 2008

Jonathan M. Gottsegen
Director
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/1/2008

Re: The Home Depot, Inc.

Dear Mr. Gottsegen:

This is in regard to your letter dated January 31, 2008 concerning the shareholder proposal submitted by Lucian Bebchuk for inclusion in Home Depot's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Home Depot therefore withdraws its January 7, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
FEB 1 3 2008 E
THOMSON
FINANCIAL

Sincerely,

William A. Hines
Special Counsel

cc: Michael J. Barry
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

THE HOME DEPOT • 2455 Paces Ferry Rd., • Atlanta, GA 30339

January 7, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Lucian Bebchuk

Ladies and Gentlemen:

On behalf of The Home Depot, Inc. (the "Company"), the purpose of this letter is to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). Professor Lucian Bebchuk (the "Proponent") submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2008 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and Exhibits A to F. A copy of this letter, including Exhibits A to F, is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing him of the Company's intention to omit the Proposal from the 2008 Proxy Materials. The Company intends to commence distribution of its definitive 2008 Proxy Materials on or around April 11, 2008. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2008 Proxy Materials with the Securities and Exchange Commission (the "Commission").

The Proposal sets forth the following resolution:

"RESOLVED that Article I of the Corporation's By-Laws is hereby amended by adding the following new Section 10:

To the extent permitted under federal law and state law, the Corporation shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-Laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-Law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered."

The Proposal requests that the Company amend its By-Laws to allow any shareholder to include in the Company's annual proxy statement a "qualified proposal", as such term is defined in the Proposal and as set forth above, to amend the Company's By-Laws and to allow shareholders to vote on such "qualified" proposal. The Company intends to omit the Proposal on the following grounds:

A. ***Rules 14a-8(b) and 14a-8(f) - Failure to Prove Eligibility***

Rule 14a-8(b) provides that, to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value (or 1% of the company's securities) for at least one year by the date the proponent submitted the proposal and must continue to hold those securities through the date of the meeting. Rule 14a-8(f) states that, if the proponent fails to provide the necessary evidence of ownership in accordance with Rule 14a-8(b), the company may exclude the proposal if, within 14 calendar days of receiving the proposal, the company notifies the proponent of such defect and the time frame for responding to remedy the defect (14 calendar days from receipt of such notification) and the proponent fails to correct the defect within the 14 day period.

The Company received the Proposal on December 13, 2007. The Proponent stated that he was the owner of 90 shares of the Company's common stock which he has continuously held for more than one year as of December 13 and intends to continue to hold those securities through the date of the Company's 2008 Annual Meeting of Shareholders. However, the Proponent did not enclose proof of such ownership in his letter. According to the Company's records, the Proponent is not a record owner of the

Company's common stock. Therefore, in accordance with Rule 14a-8(f), on December 14, 2007, the Company sent, by overnight mail, a letter requesting that the Proponent provide proof of satisfaction of the eligibility requirements of Rule 14a-8 (the "Notification Letter"), which is attached as Exhibit B. A copy of Rule 14a-8 was provided to the Proponent with the Notification Letter. In particular, the Notification Letter stated that the Proponent is required to submit "a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time [the Proponent] submitted the [P]roposal, [the Proponent] continuously held the securities for at least one year" and that such proof of ownership is required within 14 calendar days of receiving the Notification Letter. On December 21, 2007, the Company received a facsimile copy of a letter from Charles Schwab stating that, at December 20, 2007, the Proponent's Charles Schwab account held 90 shares of the Company's common stock and that such shares have been continuously held in such account for more than 15 months prior to December 20, 2007 (the "Verification Letter", which is attached as Exhibit C).

The Staff has made it clear that a written statement from an investment advisor verifying that a proponent held securities continuously for at least one year (prior to the date of submission) is insufficient evidence of ownership, unless the investment advisor is also the record holder. See Staff Legal Bulletin No. 14 (July 13, 2001). According to Computershare, the Company's registrar and transfer agent, as of December 13, 2007, Charles Schwab was not a record owner of the Company's common stock other than as custodian for specified persons who do not include the Proponent. Moreover, the Verification Letter does not purport to be from a record holder, a broker, bank or other intermediary through which the Proponent owns the shares in question. Charles Schwab purports only to be the holder of an account held in the Proponent's name. Therefore, Charles Schwab could not verify ownership under Rule 14a-8 and the Verification Letter does not provide sufficient evidence of the Proponent's beneficial ownership. A letter from Computershare confirming that Charles Schwab is not a record holder of the Company's common stock (other than as custodian for specified persons who do not include the Proponent) is attached as Exhibit D.

The Staff has consistently concurred that a proposal may be excluded pursuant to Rule 14a-8(f) due to a proponent's failure to provide an affirmative written statement from the record holder of his or her securities that specifically verifies that the proponent owned the securities continuously for a period of one year as of the time of submitting the proposal. See The McGraw Hill Companies, Inc. (Mar. 12, 2007); CIGNA Corporation (Feb. 21, 2006); Clear Channel Communications, Inc. (Feb. 9, 2006); Anheuser-Bush Companies, Inc. (Jan. 24, 2006); Yahoo! Inc. (Feb. 1, 2005); AMR Corporation (Mar. 15, 2004); Bank of America Corporation (Feb. 28, 2003); General Motors Corporation (Apr. 3, 2002); Allegheny Energy, Inc. (Mar. 26, 2002); and Cabot Corporation (Dec. 9, 1999).

For the foregoing reasons, the Proponent has not provided, within the time period set forth in Rule 14a-8(f), adequate verification that the Proponent satisfies the eligibility requirements under Rule 14a-8(b). Therefore, the Proposal may be properly excluded pursuant to Rule 14a-8(f).

B. Rule 14a-8(i)(1) – Improper Subject for Shareholder Action

Rule 14a-8(i)(1) states that a shareholder proposal may be omitted from a proxy statement if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company believes that the Proposal may be excluded under this rule for two reasons: (i) it mandates action and usurps the authority of the Board of Directors under Delaware law and (ii) it would result in an impermissible delegation of Board authority.

It is important to note that the Proposal is mandatory rather than advisory. The Staff has agreed that shareholder mandates that intrude on the authority of the board of directors are properly excludable under Rule 14a-8(i)(1). See Community Bancshares, Inc. (Mar. 15, 1999); RJR Nabisco Holding Corp. (Feb. 23, 1998); Eastman Kodak Co. (Feb. 20, 1985); and Tele-Communication, Inc. (Mar. 9, 1995). The Company is incorporated under the laws of the State of Delaware. Section 141(a) of the Delaware General Corporation Law ("DGCL") provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The Delaware Supreme Court has also stated that "[a] cardinal precept of the [DGCL] is that directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson v Lewis, 473 A.2d 805, 811 (Del. 1984).* Based upon this principle, the court has stated that arrangements which "have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters" violate Delaware law. *Chapin v. Benwood Foundation, Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979)* (quoting *Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956),* rev'd on other grounds, *130 A.2d 338 (Del. 1957),* aff'd sub. nom., *415 A.2d 1068).*

The Staff has noted that a board of directors may be considered to have exclusive authority in corporate matters, absent a specific provision to the contrary in the corporation code of the state in which it is incorporated, the issuer's charter or its bylaws. See Securities Exchange Act Release No. 34-12999 (Nov. 22, 1976). Nothing in other sections of the DGCL, the Company's Certificate of Incorporation or By-Laws restricts the Board's authority in corporate matters, including the Board's discretion to determine those matters to be set forth in the Company's proxy statement and submitted to shareholders for consideration.

The Proposal would also result in an unauthorized delegation of power to shareholders. The board of directors of a Delaware corporation may not delegate their decision making authority on matters that they are required to exercise their business judgment. Such business judgment would necessarily include the use of the company proxy statement. *Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983); Paramount Communications, Inc. v. Time, Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985).*

Adoption of the Proposal would deprive the Board of the power and discretion to determine whether inclusion of a particular shareholder proposal to amend the

Company's By-Laws would be in the best interests of the Company and its shareholders. Subject to the rules of the Commission, the use of a company's proxy statement is a matter squarely within the power of the board of directors. The Proposal, if adopted, would force the Company to include in its proxy statement any "qualified proposal" to amend the Company's By-Laws, even in circumstances where the Board believes that such inclusion is not in the best interests of the Company and its shareholders. This will divest the Board of any right to exercise its judgment with respect to the inclusion or exclusion of proposals for by-law amendments and vest such power with shareholders. This directly contravenes the power and authority vested in the Board under Section 141(a) of the DGCL and is particularly material in light of the fact that the communication at issue (i.e., the annual meeting notice, proxy statement and proxy card) is the only annual communication to shareholders mandated by Delaware law. See 8 Del. C. § 211(c).

In addition, implementation of the Proposal would require the advice and oversight of counsel to ensure that the Company includes in its proxy statement every "qualified proposal" to amend the By-Laws. This requires the Company to expend additional resources. However, only the board of directors (or persons duly authorized to act on its behalf) has the power to direct the expenditure of corporate funds. See 8 Del. C. § 122(5); *Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974)*; *Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000)*; and *Alessi v. Beracha, 849 A.2d 939, 943 (Del. Ch. 2004).* It is inappropriate for shareholders to restrict board discretion regarding the expenditure of funds. By mandating that corporate funds be spent to include every "qualified proposal" in the Company's proxy statement, the Proposal would thereby abrogate the duty of the Board of Directors to exercise its informed business judgment concerning expenditures by the Company.

For the foregoing reasons and in the legal opinion of the Company's Delaware counsel, Richards, Layton & Finger, P.A., attached hereto as Exhibit E, the Proposal may be properly excluded from the 2008 Proxy Materials under Rule 14a-8(i)(1).

C. Rule 14a-8(i)(2) - Violation of State Law

Rule 14a-8(i)(2) provides that a registrant may omit a proposal and any supporting statement from its proxy materials if implementation of the proposal would require the company to violate any state or federal law. The Company believes that it may exclude the Proposal as implementation would violate Delaware law in two ways: (i) conflict with the provisions of the Company's Certificate of Incorporation and (ii) be inconsistent with the Company's By-Laws (attached as Exhibit F).

First, Section 109 of the DGCL requires that by-law provisions not be inconsistent with the law or the company's certificate of incorporation. See 8 Del. C. § 109(b). Delaware courts have repeatedly held that a by-law provision that is inconsistent with a corporation's charter violates Delaware law. *Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990)*; and *Oberly v. Kirby, 592 A.2d 445, 459 (Del. 1991).*

The Proposal, if implemented, provides for the amendment of the Company's By-Laws to require that any "qualified proposal" be included in the Company's proxy statement regardless of the Board's power and discretion to determine whether the inclusion of such a proposal is, or is not, in the best interest of the Company and its shareholders. This would directly conflict with the Board's power under Article Sixth, Section 4 of the Company's Certificate of Incorporation, which provides that the Board has "the right (which to the extent exercised, shall be exclusive) to establish the rights, powers, duties, rules and procedures that from time to time shall govern the Board of Directors and each of its members . . . and that from time to time shall affect the directors' power otherwise to manage the business and affairs of the Corporation." This provision further provides that "no by-law shall be adopted by stockholders which shall interpret or qualify, or impair or impede the implementation of, the foregoing." As the proposed by-law undermines the Board's power under Article Sixth, Section 4 and conflicts with the Company's Certificate of Incorporation, the implementation of the Proposal would cause the Company to violate Delaware law.

Second, the proposed by-law amendment in the Proposal is inconsistent with the Company's By-Laws. The By-Laws allow shareholders to bring matters before annual shareholder meetings and to solicit votes in favor of their proposals through their own proxy materials. The By-Laws further specify that, in order for a shareholder to properly present such matters before an annual meeting, the shareholder must have given written notice of his or her intention to do so not less than 120 days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting of shareholders. The proposed by-law, however, would require advance notice only "by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the annual meeting." The proposed by-law is further inconsistent with the Company's By-Laws in that it fails to require the same extent of information in the notice required by the By-Laws. Because the proposed by-law conflicts with the Company's By-Laws, implementation of the Proposal would be contrary to Delaware law. See 1 Rodman Ward, Jr., et al., Folk on the Delaware General Corporation Law § 109.8 at GCL-I-93 (2007-1 Supp.) (citing *H.F. Ahmanson & Co. v. Great W. Fin. Corp., C.A. No. 15650, slip op. at 8 (Del. Ch. Apr. 25, 1997)*) ("A corporation's violation of one of its by-laws is sufficient to support a claim for coercive relief that would enforce the command of that by-law because to hold otherwise 'would violate basic concepts of corporate governance.'").

For the reasons set forth above and in the opinion of the Company's Delaware counsel, Richards, Layton & Finger, P.A., attached hereto as Exhibit E, the implementation of the Proposal would conflict with the Company's Certificate of Incorporation and be inconsistent with the Company's By-Laws. As such, the Proposal may be excluded from the Company's 2008 Proxy Materials pursuant to Rule 14a-8(i)(2).

D. Rule 14a-8(i)(3) – Contrary to the Proxy Rules

Rule 14a-8(i)(3) provides that a proposal or supporting statement may be omitted from a company's proxy statement if "the proposal or supporting statement is contrary to any of the Commission's proxy rules." The Company believes that the Proposal is contrary to the Commission's proxy rules on three grounds: (i) inconsistency with the recently amended Rule 14a-8(i)(8); (ii) elimination of the Company's discretion in excluding shareholder proposals, such discretion being an integral part of the Commission's framework for regulating shareholder proposals; and (iii) inconsistency with the regulatory framework for proxy statements.

First, the Commission recently approved an amendment to Rule 14a-8(i)(8) to provide that companies may exclude a shareholder proposal on the ground that it "relates to an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." See Shareholder Proposals Relating to the Election of Directors, Securities and Exchange Act of 1934 Release No. 34-56914 (Dec. 6, 2007). In effect, the amended rule denies shareholders direct access to a company's proxy materials to nominate director candidates or to present proposals that would relate to the procedures by which directors are elected. The Proposal does not exclude proposed By-Law amendments that are excludable under the revised Rule 14a-8(i)(8). The practical effect of the Proposal would be to require the Company to include in its proxy statements future proposals to amend the By-Laws that would otherwise be excluded under Rule 14a-8(i)(8). The Proposal attempts to circumvent the Commission's recent amendment to Rule 14a-8(i)(8), as well as the Commission's explicit decision to defer more far-reaching amendments to Rule 14a-8, and pre-empt the Commission's efforts to maintain the integrity of director elections within the construct of the Commission's revised Rule 14a-8(i)(8).

Second, the Proposal deprives the Company of its discretion under Rule 14a-8 to seek exclusion of a shareholder proposal. Under Rule 14a-8, a company may, in its discretion, seek exclusion of a shareholder proposal brought under Rule 14a-8 if it falls within one of the categories for exclusion. This allows a company the flexibility to determine the content of its proxy statement and such discretion is an essential part of the Commission's regulatory framework for proxy statements. The Proposal, if adopted, would deprive the Company of its discretion under Rule 14a-8 as it would require the Company to include any "qualified proposal" to amend the Company's By-Laws in the Company's proxy materials. As such, the Proposal is contrary to the Commission's proxy rules.

Third, the Proposal is inconsistent with the regulatory scheme for the regulation of proxy statements. Shareholders have two alternate ways to put matters forward for shareholder vote. One is the "traditional" proxy contest in which each side is responsible for its own proxy materials. Under Delaware law, shareholders have the right, subject to compliance with reasonable limitations prescribed by advance notice and director qualification by-laws, to bring business before any annual meeting of shareholders and to solicit votes in favor of their proposals through their own proxy materials. The alternate route available to shareholders is the Commission's relatively narrow and carefully crafted framework under Rule 14a-8. The Commission and the Staff have, in the formulation of the Commission's proxy rules, carefully balanced the advantages and disadvantages to registrants and shareholders of these two paths. While the exact contours of the balancing drawn by the Commission cannot neatly be summarized, the well-established salient principle is easily stated: if a shareholder proposal is within Rule 14a-8, the shareholder is spared substantially all the burdens of Regulation 14A; if not, the shareholder must comply with the same rules as the registrant and prepare and distribute proxy materials. The Proposal, if adopted, would create a third, broadly unregulated proxy solicitation regime. Therefore, the Proposal is inconsistent with and undermines the integrity of the regulatory scheme for proxy statements.

Also, the Proposal is inconsistent with the Commission's previous determinations regarding the ability of shareholders and companies to formulate their own rules with regard to the inclusion of shareholder proposals on the company's proxy materials. In 1982 and most recently in 2007, the Commission considered and rejected proposed changes to the proxy rules to allow shareholders and companies to formulate their own rules regarding the inclusion of shareholder proposals on a company's proxy materials. See Securities Exchange Act Release No. 34-19135 (Oct. 14, 1982); Securities Exchange Act Release No. 34-20091 (Aug. 16, 1983); Securities Exchange Act Release No. 34-56160 (July 27, 2007); and Securities Exchange Act Release No. 34-56914 (Dec. 7, 2007). On both occasions, the Commission determined that Rule 14a-8 provides a fair and efficient mechanism for the shareholder proposal process which best serves the interests of shareholders. However, if the Proposal were adopted, the Proponent would achieve precisely what the Commission decided against: the implementation of a shareholder's own rules regarding the inclusion of shareholder proposals to amend the By-Laws of the Company. Therefore, the Proposal is contrary to the Commission's proxy rules.

Moreover, the authority to regulate what is required or permitted in a proxy statement is vested exclusively with the Commission under Section 14 of the Exchange Act and is expressed in related rules and in Regulation 14A. The Commission and the Staff have repeatedly commented on the Commission's role as gatekeeper to the proxy statement through the process that Rule 14a-8 contemplates. The Commission has made clear that proposals that would curtail or reduce its role are improper. See Securities Exchange Act Release No. 34-40018 (May 21, 1998); and Securities Exchange Act Release No. 34-20091 (Aug. 16, 1983). When considering proposals that sought to reduce the Commission's involvement in the review of shareholder proposals, the Commission noted that "some of the proposals we are not adopting share a common theme: to reduce the Commission's and its staff's role in the process and to provide shareholders and companies with a greater opportunity to decide for themselves which proposals are sufficiently important and relevant to the company's business to justify inclusion in its proxy materials." See Securities Exchange Act Release No. 34-40018 (May 21, 1998).

The Proponent's attempt to eliminate the Commission's oversight role through a shareholder proposal directly conflicts with the Commissions express recognition of the importance of its oversight and its repeated refusal to adopt rules that reduce its role. In addition to being contrary to the express position of the Commission, the Proposal, in seeking to supplant the legal exceptions currently embedded in Rule 14a-8, is clearly contrary to existing proxy rules and can be properly excluded. Indeed, faced with a shareholder proposal substantially similar to that advanced by the Proponent, the Staff concurred that such proposal could be properly excluded pursuant to Rule 14a-8(i)(3). See State Street Corporation (Feb. 3, 2004).

For the reasons discussed above, as the Proposal is contrary to the Commission's proxy rules, the Company may omit the Proposal from its 2008 Proxy Materials in accordance with Rule 14a-8(i)(3).

Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2008 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen, Director
Corporate and Securities Practice Group

EXHIBIT A

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

December 13, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

James C. Snyder, Jr.
Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

Re: Shareholder Proposal of Lucian Bebchuk

To James C. Snyder, Jr.:

I am the owner of 90 shares of common stock of The Home Depot Inc. (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2008 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

It is hereby RESOLVED that Article I of the Corporation's By-Laws is hereby amended by adding the following new Section 10:

Section 10. Stockholder Proposals for a By-Law Amendment

To the extent permitted under federal law and state law, the Corporation shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-Laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-Law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This By-Law shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Article XII of the Corporation's By-Laws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for By-Law amendments on the corporate ballot could in some circumstances be essential for stockholders' ability to use their power under state law to initiate By-Law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other stockholders could deter a stockholder from initiating a proposal even if the proposal is one that would obtain stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of the proposed By-Law. I urge even stockholders who believe that no changes in the Corporation's By-Laws are currently desirable to vote for my proposal to facilitate stockholders' ability to initiate proposals for By-Law amendments to be voted on by their fellow stockholders.

I urge you to vote for this proposal.

EXHIBIT B

2455 Paces Ferry Rd., • Atlanta, GA 30339

December 14, 2007

BY OVERNIGHT MAIL

Professor Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

Dear Professor Bebcuk:

I am writing in response to your fax dated December 13, 2007 addressed to Mr. James C. Snyder, Jr. of The Home Depot, Inc., regarding a proposal on stockholder proposals.

Before we can process your proposal, we need to confirm you satisfy the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934. Rule 14a-8(b) requires that you prove eligibility by submitting a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year.

As required by statute, please send us such proof of ownership within 14 calendar days of receiving this letter. Ownership documentation may be sent to me by fax. My fax number is (770) 384-5842. For your reference, enclosed is a copy of Rule 14a-8.

Should you require additional information or if you would like to discuss this matter, please call me at (770) 384-2858.

Sincerely,

Jonathan M. Gottsegen

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

   2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT C

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

December 21, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Jonathan M. Gottsegen
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Re: Shareholder Proposal of Lucian Bebchuk

Dear Jonathan M. Gottsegen,

In response to your letter dated December 14, 2007, please find enclosed a written statement from the record holder of my The Home Depot, Inc.("Company") common stock which confirms that, at the time I submitted my proposal, I owned over $2,000 in market value of common stock continuously for over a year. This letter also will serve to reaffirm my commitment to hold this stock through the date of the Company's 2008 annual meeting when my shareholder proposal will be considered.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

charles SCHWAB

December 20, 2007

Lucian Bebchuk
Harvard Law School
1557 Massachusetts Ave
Cambridge MA 02138

Lucian,

This letter is to confirm that, as of the date of this letter, the individual Charles Schwab account in your name ending in – 8029 held: 90 Shares of Home Depot. (symbol: HD).

This letter also confirms that the shares referenced above have been continuously held in the referenced account for more than 15 months prior to the date of this letter.

Sincerely,

Andrew Kling
Client Service Representative
Charles Schwab
Burlington MA
(781) 505-1294

EXHIBIT D

Computershare

Computershare Investor Services
250 Royall Street
Canton, Massachusetts 02021
www.computershare.com

January 3, 2008

Jack A. VanWoerkom
Executive Vice President,
Secretary & General Counsel
The Home Depot, Inc.
2455 Paces Ferry Road N.W.
Atlanta, GA 30339-4024

Dear Mr. VanWoerkom:
After a careful review of our records as transfer agent and registrar for The Home Depot, Inc., we confirm that Charles Schwab was not a record holder of the stock of The Home Depot, Inc. (other than as custodian for specified persons who do not include Lucian Bebchuk) as of December 13, 2007 or as of the date of this letter.

Sincerely,

Deborah H. Norris

Deborah H. Norris

EXHIBIT E

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 3, 2008

The Home Depot, Inc.
2455 Paces Ferry Road N.W.
Atlanta, Georgia 30339

Re: Shareholder Proposal of Lucian Bebchuk

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Home Depot, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by Lucian Bebchuk (the "Proponent") dated December 13, 2007, which the Proponent has requested to be included in the proxy statement of the Company for its 2008 annual meeting of shareholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on May 30, 2002 (the "Certificate of Incorporation"); (ii) the By-Laws of the Company, amended and restated on May 23, 2007 (the "By-Laws"); and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal requests that the following resolution be included in the Company's proxy statement for the Annual Meeting:

It is hereby RESOLVED that Article I of the Corporation's By-Laws is hereby amended by adding the following new Section 10:

Section 10. Stockholder Proposals for a By-Law Amendment

To the extent permitted under federal law and state law, the Corporation shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-Laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-Law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials of the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

> This By-Law shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Article XII of the Corporation's By-Laws.

You have asked whether the Proposal, if adopted by the shareholders and implemented by the Company's Board of Directors, would be valid under Delaware law. For the reasons set forth below, in our opinion the Proposal, if implemented, would violate Delaware law and is not a proper subject for action by the shareholders of the Company under the General Corporation Law of the State of Delaware (the "General Corporation Law").

DISCUSSION

I. The Proposal is Invalid Under Delaware Law.

As a general matter, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a).

The Proposal, if adopted, would deprive the Board of Directors of the power and discretion to determine whether the inclusion of a particular shareholder proposal for an amendment of the By-Laws in the Company's proxy statement is, or is not, in the best interests of the Company and its shareholders. No less than with other aspects of the "business and affairs" of a corporation, the use of a corporation's proxy statement, and the inclusion or exclusion of matters in or from a proxy statement (subject, of course, to applicable federal law and rules and regulations promulgated thereunder) is, in our view, a matter within the province of the board of directors of a Delaware corporation and not the shareholders. That the Proposal, if adopted, would force the Company to include in its proxy statement (and on its proxy card) any "qualified proposal" for the amendment of the By-Laws, even where the Board believes that inclusion of such "qualified proposal" would not be in furtherance of, or would in fact be contrary to, the best interests of the Company and its shareholders, is in our view antithetical to the allocation of duties and powers between the board of directors and shareholders under the General Corporation Law. Under Delaware law, shareholders have the right, subject to compliance with reasonable limitations prescribed by advance notice and director qualification by-laws, to bring business before any annual meeting of shareholders and to solicit votes in favor of their proposals through their own proxy materials. In our view, however, they do not have the right to mandate the inclusion of proposals for by-law amendments in a proxy statement, contrary to the best judgment of the board of directors.

Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). Section 141(a) sets forth the overall approach taken by the General Corporation Law with regard to the separate and distinct roles of the shareholders or investors of the corporation, on the one hand, and the board of directors or managers of the corporation, on the other hand. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted).

This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a); see also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d at 800. Most recently, the Court of Chancery reiterated this principle, stating that "[i]f there is a bedrock foundation of Delaware corporate law, it is encapsulated in section 141 of the General Corporation Law: 'The business and affairs of every corporation . . . shall be managed under the direction of a board of directors . . . .'" Fogel v. U.S. Energy Sys., Inc., C.A. No. 3271, slip op. at 5 (Del. Ch. Dec. 13, 2007).

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property

> and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board delegate or abdicate this responsibility in favor of shareholders. Paramount Commc'ns, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985).

In exercising their discretion concerning the management of the corporation's affairs, which would include determining those matters to be set forth in the proxy statement and submitted to shareholders for consideration, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Communications Inc. v. Time Inc., C.A. No. 10866, slip op. at 77-78 (Del. Ch. July 14, 1998) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). For example, in Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the plaintiffs challenged an agreement among certain shareholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Court of Chancery concluded that the agreement was an unlawful attempt by shareholders to encroach upon directorial authority:

> So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.
>
> Nor is this, as defendants urge, merely an attempt to do what the parties could do in the absence of such an [a]greement. Certainly the stockholders could agree to a course of persuasion but they cannot under the present law commit the directors to a

> procedure which might force them to vote contrary to their own best judgment.
>
> I am therefore forced to conclude that [the agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law.

Abercrombie, 123 A.2d at 899-900 (citations omitted).

In our opinion, the General Corporation Law does not permit shareholders to compel directors to take action on matters as to which the directors are required to exercise judgment in a manner which may in fact be contrary to the directors' own best judgment. Yet this is exactly what the Proposal attempts to do. If adopted, the Proposal would mandate that the Board of Directors include in the Company's proxy materials all "qualified proposals" for by-law amendments, regardless of whether the Board, in any particular instance, determines that including the proposal in the proxy statement would not be in the best interests of the Company and its shareholders. Stripping the Company's Board of any right to exercise its judgment with respect to inclusion or exclusion of proposals and vesting that power with the shareholders, as the Proposal would require, contravenes the power and authority provided to the Board in Section 141(a). Indeed, this infringement on the power and authority of the Board is particularly material in light of the fact that the communication at issue (i.e., the annual meeting notice, proxy statement and proxy card) is the only annual communication to shareholders mandated by Delaware law. See 8 Del. C. § 211(c).

Moreover, if implemented, the Proposal would require the advice and oversight of counsel with respect to the manner in which "qualified proposals" are presented and the actual language thereof to ensure compliance with applicable federal and state law and to minimize any exposure to the Company in presenting any such "qualified proposal". Therefore, the Proposal would require the Company to expend additional funds in order to include in its proxy every "qualified proposal" to amend the By-Laws.[1] Yet implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly

[1] There could be additional expenditures as well, such as the additional costs for delivering a lengthier proxy statement and proxy card to the numerous shareholders of the Company, and the potential exposure of the Company for any misleading or inaccurate statements included in any "qualified proposal". See Arnold v. Soc'y for Sav. Bancorp, Inc., 678 A.2d 533, 539 (Del. 1996) ("Section 14(a) and Rule 14a-9 make it 'unlawful for any person . . . to solicit any proxy' by way of a materially misleading proxy statement. The corporation, as the issuer of the proxy statement, is directly liable under the statute and the rule.") (internal citations omitted).

authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. See 8 Del. C. § 122(5); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)); Lewis v. Hirsch, 1994 WL 263551, at *3 (Del. Ch. June 1, 1994) (same); Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000) (finding that the size and structure of agents' compensation are inherently matters of directors' judgment); Alessi v. Beracha, 849 A.2d 939, 943 (Del. Ch. 2004) (finding that it would be "unreasonable" to infer that directors of a Delaware corporation were unaware of the corporation's program to reacquire its shares because of the directors' responsibility under Section 141(a) to oversee the expenditure of corporate funds). In that regard, it is not appropriate under the General Corporation Law for the shareholders, or even a court in some instances, to restrict the discretion of a board of directors regarding the expenditure of funds. In considering whether to restrain a corporation from expending funds, the Delaware Court of Chancery has noted the following:

> [T]o grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., 1987 WL 18108, at *2 (Del. Ch. Oct. 6, 1987). The Board of Directors is under an obligation to use its own best judgment to determine how corporate funds should be spent. By mandating that corporate funds be spent to include in the Company's proxy statement every "qualified proposal," the Proposal would thereby abrogate the duty of the Board of Directors to exercise its informed business judgment concerning expenditures by the Company.[2]

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[2] The SEC has previously accepted this view that under Delaware law the shareholders cannot, by a requested amendment, lawfully require the board of directors to expend corporate funds. In its ruling in Pennzoil Co., SEC No-Action Letter, 1993 WL 52187, at *31-32 (Feb. 24, 1993), the SEC stated that "[t]here appears to be some basis for your view that the proposal may be omitted form the company's proxy material under Rule 14a-8(c)(1). This view is based on the opinion of Delaware counsel, Richards, Layton & Finger, that a by-law provision authorizing the expenditure of corporate funds, effected by shareholders without any concurring action by the Board of Directors, is inconsistent with Section 141(a) of the Delaware General Corporation Law unless otherwise provided in the company's certificate of incorporation or the Delaware General Corporation Law." See also The Gillette Company, SEC No-Action Letter, 1003 SEC No-Act. LEXIS 387 (Mar. 10, 2003). Significantly, even though, following this ruling, the proponent revised its proposal so as to be cast in precatory terms (i.e., requesting that the board of directors "consider the advisability of establishing [the Committee] through a by-law amendment . . ."),
[Footnote cont'd]

The drafters of the General Corporation Law have provided specified mechanisms pursuant to which shareholders could limit the power of a board of directors to manage the business and affairs of a corporation. As discussed above, Section 141(a) provides that the board of directors shall manage the business and affairs of the corporation "except as otherwise provided in this chapter or in its certificate of incorporation." By way of comparison, in forming a corporation under the close corporation statute, the shareholders of such corporation may either act by written agreement to restrict the discretion of the board of directors, 8 Del. C. § 350, or elect in the certificate of incorporation to permit the shareholders to manage the business and affairs of the corporation directly, 8 Del. C. § 351. However, the Company was not formed under the close corporation statute, thus, those permitted restrictions on the discretion of the Board by written agreement are not applicable here, and the only permitted restrictions must be set forth in the Company's Certificate of Incorporation.3 See 2 David A. Drexler et al., Delaware

[Footnote cont'd]

the SEC staff declined to alter its ruling. Pennzoil Co., SEC No-Action Letter, 1993 WL 87871 (Mar. 22, 1993).

[3] In Unisuper Ltd. v. News Corp., C.A. No. 1699 (Del. Ch. Dec. 20, 2005), the Court of Chancery held that a board of directors of a Delaware corporation could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision on whether or not to adopt a shareholder rights plan to a vote of the corporation's shareholders. Id. at 15-17. Thus, News Corp. involved a board of directors exercising its discretion to make a contractual agreement with shareholders to limit its managerial authority with respect to the efficacy of a shareholder rights plan. Boards of directors frequently limit their discretion by contract. For example, loan agreements often limit the ability of the board of directors to take certain actions without lender approval. See, e.g., John C. Coates & Bradley C. Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, 56 Bus. Law 1323, 1331 (Aug. 2001) (noting that the Delaware Supreme Court's decision in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), should not be construed as prohibiting such contractual agreements because to read the case otherwise "would be absurd, as it would render unenforceable normal loan agreements (which frequently limit a board's authority to authorize certain corporate actions, such as dividends), and golden parachutes (which limit a board's ability to terminate an executive's employment with severance compensation)"). However, a voluntary agreement by a board of directors to contractually limit its discretion with respect to the efficacy of a shareholder rights plan is distinguishable from the instant case in which the manner in which the Board may exercise its discretion is purported to be dictated by the shareholders. In the latter case, the Board is impermissibly divested of the authority to exercise its own business judgment on whether limiting its discretion with respect to the inclusion of shareholder proposals in the proxy statement is advisable and in the best interests of the Company and its shareholders, whereas in the former case the board is not divested of such discretion. For this reason, News Corp. is distinguishable from the instant case.

[Footnote cont'd]

Corporation Law and Practice § 43.02, at 43-6 (2006) (Section 350 exempts agreements of stockholders in close corporations from the rule that stockholders may not restrict or interfere with powers of the board).

In addition, we are aware that certain commentators have expressed the view that by-laws that restrict a board of directors' discretion in the management of the corporation's business and affairs should not be invalid under Section 141(a) of the General Corporation Law, because Section 141(a)'s broad grant of authority to the board of directors is qualified by the phrase "except as may be otherwise provided in this chapter," which in their view includes (and thus permits) by-laws adopted pursuant to Section 109(b), and because a narrower reading of Section 141(a) would improperly negate Section 109(b)'s broad grant of authority for shareholders to adopt by-laws relating to the rights and powers of shareholders and directors. See, e.g., Leonard Chazen, The Shareholder Rights By-Law: Giving Shareholders A Decisive Voice, 5 Corporate Governance Advisor 8 (1997); Jonathan R. Macey, The Legality and Utility of the Shareholder Rights By-Law, 26 Hofstra L. Rev. 835 (Summer 1998). Although no Delaware case has directly addressed the interplay of Sections 141(a) and 109(b), we are of the view that these commentators have misconstrued Section 109(b) and the "except as may be otherwise provided in this chapter" language of Section 141(a).

First, most commentators on the General Corporation Law agree that the "except as may be otherwise provided in this chapter" language of Section 141(a) refers only to specific provisions of the General Corporation Law which expressly authorize a departure from the general rule of management by directors, and not to open ended provisions such as Section 109(b). See, e.g., 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations § 4.1, at 4-6 (2008 Supp.) (suggesting that such

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[Footnote cont'd]

Moreover, certain dictum in the News Corp. decision is directly contrary to prior decisions of the Delaware Supreme Court. In News Corp., the Court of Chancery stated: "Nonetheless, when shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way. This is because the board's power -- which is that of an agent's with regard to its principal -- derives from the shareholders, who are the ultimate holders of power under Delaware law." Slip op. at 17. Thus, the Court suggests that directors are obligated to follow the wishes of a majority of the corporation's shares since directors are mere agents of the shareholders. This proposition is contrary to a long line of Delaware Supreme Court cases, supra, pp. 5-6, holding that directors, not shareholders, manage the business and affairs of Delaware corporations. See also Leonard Loventhal Account v. Hilton Hotels Corp., 2000 WL 1528909, at *5 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) (noting that requiring a board of directors to submit a shareholder rights plan to a vote of shareholders would be inconsistent with Delaware law).

language references close corporation provisions of the General Corporation Law)[4]; 1 David A. Drexler et al., Delaware Corporation Law and Practice § 13.01[1], at 13-2 (2006) (suggesting that such language references Sections 141(c), 226, 291 and close corporation provisions); I Ernest L. Folk, III et al., Folk on the Delaware General Corporation Law § 141.1, at GCL-IV-18 (5th ed. Supp. 2007) (suggesting that such language references Sections 107, 226 and close corporation provisions); Lawrence A. Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, 5 Corporate Governance Advisor 11 (Jan./Feb. 1997), at 11 (The exception in Section 141(a) "addresses the narrow instances in which the General Corporation Law explicitly departs from the director management rule, as in Section 291 (authorizing appointment of a receiver for a corporation 'to take charge of its assets, estate, effects, business and affairs'), and Section 226 (permitting appointment of a custodian to exercise the powers of a receiver under Section 291). The fact that Section 141(a) is drafted to allow these limited, explicit departures from the director management norm cannot be read to allow an implied, open-ended invitation to depart from that norm through by-law provisions adopted by stockholders.").

Second, most commentators believe that Section 109's purportedly broad grant of authority for shareholders to adopt by-laws relating to the rights and powers of shareholders and directors relates to by-laws that govern procedural or organizational matters, and not substantive decisions to be made by the board of directors. See 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations § 1.10, at 1-14 (2008 Supp.) ("The by-laws of a corporation have been characterized as the proper place to set forth the 'the self-imposed rules and regulations deemed expedient for . . . the . . . convenient functioning' of the corporation."); Charles F. Richards, Jr. and Robert J. Stearn, Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, 54 Bus. Law. 607, 625-27 (Feb. 1999) (supporting procedural/substantive distinction)[5]; Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 14 n.20 ("A by-law removing an entire category of business decisions from board authority ... is quite distinct from a by-law that merely governs how board decisions are to be made, and poses a distinct challenge to the allocation of management authority specified by Section 141(a)"); see also id. at 10 ("by-laws of Delaware corporations do not customarily prescribe or limit the substantive content of business decisions"). Accordingly, it is our view that Section 109 does not allow for the Company's shareholders to adopt by-laws, such as the one in the Proposal, that restrict a board of directors' discretion in the management of the corporation's business and affairs provided for by Section 141(a).

Finally, the Company's Board of Directors owes fiduciary duties to the Company and its shareholders to ensure full and accurate disclosure in its proxy statement. See Malone v.

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[4] Messrs. Balotti and Finkelstein are directors of Richards, Layton & Finger, P.A.

[5] Messrs. Richards and Stearn are directors of Richards, Layton & Finger, P.A.

Brincat, 722 A.2d 5, 12 (Del. 1998) ("Directors are required . . . to provide a balanced truthful account of all matters disclosed in the communications with shareholders."); Arnold v. Soc'y for Sav. Bancorp, 650 A.2d 1270, 1277 (Del. 1994) (a fiduciary disclosure obligation "attaches to proxy statements and any other disclosures in contemplation of shareholder action"). In contrast, as a general matter, shareholders do not owe fiduciary duties to other shareholders and therefore such shareholders may act purely in a self interested manner without regard to the best interests of the Company or the other shareholders generally. See, e.g., Kahn v. Lynch Communication Systems, Inc., 638 A.2d 1110, 1113 ("This Court has held that 'a shareholder owes a fiduciary duty only if it owns a majority interest in or exercises control over the business affairs of the corporation.'") (internal citations omitted). By requiring the inclusion of any "qualified proposal" in the Company's proxy materials, the Proposal forces the Board to abdicate its fiduciary duty to ensure the integrity of the Company's disclosures to the shareholders.

The SEC has similarly recognized that, as a policy matter, it is not advisable to provide shareholders with unfettered access to a corporation's proxy statement, particularly where a shareholder proposal relates to the election of directors. The SEC recently approved an amendment to Rule 14a-8(i)(8) of the Exchange Act to provide that companies may exclude a proposal on the ground that it "relates to an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." Shareholder Proposals Relating to the Election of Directors, Securities and Exchange Act of 1934 Release No. 34-56914 (Dec. 6, 2007). In effect, the amended rule denies shareholders direct access to a company's proxy materials to nominate director candidates or to present proposals that would relate to the procedures by which directors are elected. In describing the purpose of the exclusion in Rule 14a-8(i)(8), the SEC has stated that

> [t]he proper functioning of Rule 14a-8(i)(8) is particularly critical to assuring that investors receive adequate disclosure in election contests, and that they benefit from the full protection of the antifraud provisions of the securities laws. Because the inclusion of shareholder nominees for director in a company's proxy material normally would create a contested election of directors, the protections of the proxy solicitation rules designed to provide investors with full and accurate disclosure are of vital importance in this context. An interpretation of Rule 14a-8(i)(8) that resulted in the Rule being used as a means to include shareholder nominees in company proxy materials would, in effect, circumvent the other proxy rules designed to assure the integrity of director elections.

Id.

While the Proposal itself, if implemented, might not violate Rule 14a-8(i)(8), as amended, it would have the practical effect of requiring the Company to include in its proxy statements future proposals that would otherwise be excluded under Rule 14a-8(i)(8). As set forth in the Proposal, the proposed by-law does not exclude a future shareholder proposal to amend the By-Laws to provide that the Company shall include in its proxy materials shareholder nominations for the election of directors. Such a result would circumvent the recent amendment to the Exchange Act and be in contravention of the SEC's expressed intent in amending its rules. Thus, the Proposal attempts to circumvent the recent SEC amendment as well as the Commission's efforts to ensure the integrity of director elections.[6]

II. Proposal Would be Inconsistent with the Certificate of Incorporation.

The Proposal purports to provide for a proposed by-law that would, if adopted by the shareholders, conflict with the Certificate of Incorporation. As a result, the proposed by-law would be invalid under the General Corporation Law. Section 109 of the General Corporation Law requires that by-law provisions not be "inconsistent with the law or with the certificate of incorporation." 8 Del. C. § 109(b). Accordingly, the Delaware courts have repeatedly held that a by-law provision that is inconsistent with a corporation's charter violates Delaware law and is void. For example, in Centaur Partners, IV v. National Intergroup, Inc., the Delaware Supreme Court found that a proposal for a by-law that provided that it "is not subject to an amendment, alteration or repeal by the Board of Directors" was in conflict with the board's authority in the certificate of incorporation to amend the by-laws and hence would be invalid even if adopted by the shareholders. 582 A.2d 923, 929 (Del. 1990). Thus, the Court held that "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" Id.; see also Oberly v. Kirby, 592 A.2d 445, 459 (Del. 1991) ("[by-law provision] violates Delaware law only because it is contrary to the Certificate [of Incorporation]"); Burr v. Burr Corp., 291 A.2d 409, 410 (Del. Ch. 1972); Prickett v. Am. Steel & Pump Corp., 253 A.2d 86, 88 (Del. Ch. 1969); Essential Enterprises Corp. v. Automatic Steel Products, Inc., 159 A.2d 288 (Del. Ch. 1960); Gaskill v. Gladys Belle Oil Co., 146 A. 337, 340 (Del. Ch. 1929).

Article Sixth, Section 4 of the Company's Certificate of Incorporation provides that the Board of Directors "shall have the right (which to the extent exercised, shall be exclusive) to establish the rights, powers, duties, rules and procedures that from time to time shall govern the Board of Directors and each of its members . . . and that from time to time shall affect the directors' power otherwise to manage the business and affairs of the Corporation." That provision further states that "no by-law shall be adopted by stockholders which shall interpret or qualify, or impair or impede the implementation of, the foregoing." The Proposal, however, provides for the By-Laws to be amended to require that any "qualified proposal" be

[6] Indeed, the Proponent even acknowledges this intent in the supporting statement to the Proposal which states that "[c]urrent and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of the proposed By-Law."

included in the Company's proxy statement regardless of the Board's power and discretion to determine whether the inclusion of such a proposal is, or is not, in the best interest of the Company and its shareholders. The proposed by-law would therefore conflict with the Board's power set forth in the Certificate of Incorporation to establish its rights, powers, duties, rules and procedures with respect to the management of the business and affairs of the Company, as well as the corresponding prohibition against by-laws adopted by shareholders qualifying the foregoing. Thus, implementation of the Proposal would violate the Company's Certificate of Incorporation and would therefore contravene the General Corporation Law.

III. Proposal Would be Inconsistent with the By-Laws.

Article I, Section 1 of the Company's By-Laws, the advance notice by-law provision, allows shareholders to bring business before any annual meeting and to solicit votes in favor of their proposals through their own proxy materials. Article I, Section 1 specifies that, in order for a shareholder to properly bring business such as the amendment of the By-Laws at an annual meeting, the shareholder must have given written notice of his or her intention to do so not less than 120 days before the date of the Corporation's proxy statement released to shareholders in connection with the previous year's annual meeting of shareholders. The proposed by-law, however, would require advance notice only "by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the annual meeting." The proposed by-law is further inconsistent with the By-Laws in that it fails to require the same extent of other information in the notice as is required by Article I, Section 1. Article I, Section 1 requires that a shareholder include in his, her or its notice (1) a brief description of the business desired to be brought, the reasons for conducting such business and any material interest in such business of the shareholder and the beneficial owner, if any, on whose behalf of the proposal is made; (2) whether either the shareholder or beneficial owner, intends to solicit or participate in the solicitation of proxies from the shareholder of the Company; and (3) as to the shareholder giving notice and the beneficial owner, if any, the name and address of the shareholder and beneficial owner and the class and number of shares of the Company that are owned beneficially and held of record by the shareholder and beneficial owner. In addition, Article I, Section 1 requires that "a stockholder seeking to bring an item of business before the annual meeting shall promptly provide any other information reasonably requested by the Corporation." The proposed by-law, on the other hand, does not require any of this information. Because the proposed by-law conflicts with Article I, Section 1 of the Company's By-Laws, implementation of the Proposal would be contrary to Delaware law. See 1 Rodman Ward, Jr., et al., Folk on the Delaware General Corporation Law § 109.8 at GCL-I-93 (2007-1 Supp.) (citing H.F. Ahmanson & Co. v. Great W. Fin. Corp., C.A. No. 15650, slip op. at 8 (Del. Ch. Apr. 25, 1997)) ("A corporation's violation of one of its bylaws is sufficient to support a claim for coercive relief that would enforce the command of that bylaw because to hold otherwise 'would violate basic concepts of corporate governance.'").

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would be invalid under Delaware law and is not a proper subject for action by the shareholders of the Company.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Staff of the Securities and Exchange Commission and to the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WH/MRW

EXHIBIT F

BY-LAWS

OF

THE HOME DEPOT, INC.

(As Amended and Restated Effective May 23, 2007)

ARTICLE I.
MEETINGS OF STOCKHOLDERS

SECTION 1. The annual meeting of the stockholders for the election of Directors and for the transaction of such other business as shall have been properly brought before the meeting shall be held on such date and at such time and place as the Board of Directors may by resolution provide. To be properly brought before an annual meeting, business must be: (a) specified in the notice of meeting given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder: (i) the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and (ii) the subject matter thereof must be a matter which is a proper subject matter for stockholder action at such meeting.

With regard to business to be brought before an annual meeting occurring in 2004 or thereafter, and except as otherwise provided in the Certificate of Incorporation, to be considered timely notice, a stockholder's notice must be received by the Secretary at the principal executive offices of the Corporation not less than one hundred twenty (120) calendar days before the date of the Corporation's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders. However, if no annual meeting was held in the previous year, or if the date of the applicable annual meeting has been changed by more than thirty (30) days from the date of the previous year's annual meeting, then a stockholder's notice, in order to be considered timely, must be received by the Secretary not later than the later of the close of business on the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of such date was made. Such stockholder's notice shall set forth (a) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, (b) whether either such stockholder or beneficial owner, alone or as part of a group, intends to solicit or participate in the solicitation of proxies from the stockholders of the Corporation, and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation that are owned beneficially and held of record by such stockholder and such beneficial owner. In addition, a stockholder seeking to bring an item of business before the annual meeting shall promptly provide any other information reasonably requested by the Corporation.

Notwithstanding the foregoing provisions of this Section 1, a stockholder who seeks to have any proposal included in the Corporation's proxy materials must provide notice as required by and otherwise comply with the applicable requirements of the rules and regulations under the Securities Exchange Act of 1934, as amended. The chairman of an annual meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any item of business has been properly brought before the meeting in accordance with these By-Laws, and if the chairman should so determine and declare that any item of business has not been properly brought before an annual meeting, then such business shall not be transacted at such meeting.

Notwithstanding the foregoing provisions of this Section 1, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present an item of business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

SECTION 2. Special meetings of the stockholders may be called at any time by the Chairman of the Board, the President or the Board of Directors.

SECTION 3. Written notice of each annual or special meeting of the stockholders, specifying the place, if any, date and hour of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given at least ten (10) but not more than sixty days (60) prior to such meetings to each stockholder entitled to vote at such meeting; provided, however, that notice of any meeting to take action on a proposed merger or consolidation of the Corporation or on a proposed sale of all or substantially all of the assets of the Corporation shall be given at least twenty (20) but not more than sixty days (60) prior to such meeting. Notice of a special meeting of the stockholders shall also state the purpose or purposes for which the meeting is called. Each notice of a special meeting of stockholders shall indicate that it has been issued by or at the direction of the person or persons calling the meeting.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken unless the adjournment is for more than thirty (30) days, or unless after the adjournment a new record date is fixed for the adjourned meeting, in which event a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

A written waiver of notice signed by the stockholder entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

SECTION 4. Every annual meeting of the stockholders shall be held at such place within or without the State of Delaware as may be determined by the Board of Directors and stated in the notice of any such meeting, and every special meeting shall be held at such place within or without the State of Delaware as may be stated in the notice of such special meeting. The Board of Directors may determine that a meeting shall not be held at any place, but may instead be held solely by means of remote communications in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication (a) participate in a meeting of stockholders; and (b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

SECTION 5. No business shall be transacted at any special meeting of the stockholders except that business which is related to the purpose or purposes set forth in the notice of the meeting.

SECTION 6. At each meeting of the stockholders there shall be present, either in person or by proxy, the holders of a majority of the shares of the Corporation entitled to vote thereat in order to constitute a quorum. Any meeting of the stockholders at which a quorum is not present may be adjourned from time to time to some other time by a majority of the stockholders represented thereat, but no other business shall be transacted at such meeting. At an adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the original meeting.

SECTION 7. Subject to the next succeeding sentence and except as required by all applicable laws or as otherwise provided in the Certificate of Incorporation or these Bylaws, at all meetings of the stockholders, all questions shall be determined by a majority of the votes cast at the meeting of the holders of shares entitled to vote thereon. Each director nominee shall be elected to the Board of Directors by the vote of the majority of the votes cast with respect to that director nominee's election at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the director nominees shall be elected by a plurality of the votes cast. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that director nominee.

If an incumbent director is not elected by a majority of votes cast (unless, pursuant to the immediately preceding paragraph, the director election standard is a plurality), the incumbent director shall promptly offer to tender his or her resignation to the Board of Directors. The

Nominating and Corporate Governance Committee will make a recommendation to the Board of Directors on whether to accept or reject the director's offer to tender his or her resignation, or whether other action should be taken. The Board of Directors will act on the Committee's recommendation and publicly disclose its decision within 90 days from the date of the certification of the election results. An incumbent director who offers to tender his or her resignation will not participate in the Committee's or the Board of Directors' recommendation or decision, or any deliberations related thereto. An incumbent director who has offered to tender his or her resignation pursuant to this Section 7 shall promptly tender such resignation upon the Board of Directors' acceptance of such offer.

If a director's offer to tender his or her resignation is accepted by the Board of Directors pursuant to this Section 7, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors may fill the resulting vacancy pursuant to the provisions of Article IV, Section 3 or may decrease the size of the Board of Directors pursuant to Article II, Section 9.

Upon all questions, every stockholder of record shall be entitled at every meeting of stockholders to one vote for every share of common stock standing in his name on the books of the Corporation and qualified to vote.

SECTION 8. At all meetings of the stockholders, absent stockholders entitled to vote thereat may vote by proxy or by the attorney-in-fact thereof. No proxy shall be valid after the expiration of three years from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the person executing it except as otherwise provided by the laws of the State of Delaware.

SECTION 9. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, either (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided in the notice of the meeting or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

ARTICLE II.
DIRECTORS

SECTION 1. The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors. Except as otherwise provided by law and except as hereinafter otherwise provided for filling vacancies, the directors of the Corporation shall be elected in accordance with Article 1, Section 7 by the stockholders entitled to vote at the annual meeting of the stockholders, to hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified or until his earlier resignation or removal.

SECTION 2. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board of Directors.

SECTION 3. Special meetings of the Board of Directors shall be called at any time by the Secretary at the direction of the Chairman of the Board, the President or a majority of the directors then in office.

SECTION 4. Written notice of the time and place of each special meeting of the Board of Directors shall be given to each director at least forty-eight hours before the start of the meeting, or if sent by first class mail, at least seven days before the start of the meeting. A written waiver of notice signed by the director entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.

SECTION 5. Members of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

SECTION 6. A majority of the total number of directors shall be necessary to constitute a quorum for the transaction of business and the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. Notwithstanding the foregoing, the approval of two-thirds of the independent directors (as defined in the Corporation's Corporate Governance Guidelines) shall be required to approve any compensation granted to the Corporation's Chief Executive Officer. Any regular or special meeting of the Board at which a quorum is not present may be adjourned from time to time to some other place or time or both by a majority of the directors present without any notice other than an announcement at the meeting at which the adjournment is taken.

SECTION 7. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors and to the extent permitted by law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board.

SECTION 8. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 9. The Board of Directors of the Corporation shall consist of not less than three nor more than fifteen members, the exact number of Directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors.

SECTION 10. Directors may receive compensation for services to the Corporation in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by resolution of the Board of Directors.

ARTICLE III.
OFFICERS

SECTION 1. The Board of Directors shall appoint a Chairman of the Board, a Treasurer and a Secretary. The Board may at any time appoint a President, one or more Vice Presidents, Assistant Treasurers, Assistant Secretaries and such other officers and agents with such powers and duties as it shall deem necessary. Each such officer shall serve from the time of his appointment until a successor shall be chosen and qualified or until his earlier resignation or removal.

SECTION 2. The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors. He shall be the chief executive officer and head of the Corporation and, subject to the Board of Directors, shall have the general control and management of the business and affairs of the Corporation. He shall vote any shares of stock or other voting securities owned by the Corporation. In general, he shall perform all duties incident to the office of the Chairman of the Board and such other duties as may from time to time be assigned to him by the Board.

SECTION 3. The President, if one is appointed, shall be the chief operating officer of the Corporation and, subject to the Board of Directors and the Chairman of the Board, shall have control of the operational aspects of the business and affairs of the Corporation. He shall see that all orders of the Chairman of the Board are carried into effect, and shall perform all other duties necessary to his office or properly required of him by the Board or the Chairman of the Board.

The President, in the absence of the Chairman of the Board, shall preside at all meetings of stockholders and of the Board of Directors. If a President is not appointed, or during the absence or disability of the President, or during a vacancy in the office of President, the Chairman of the Board shall perform the duties and have the powers of the President.

SECTION 4. Vice Presidents, if appointed, shall perform such duties and have such powers as the Board of Directors, the Chairman of the Board, the President or another more senior Vice President shall designate from time to time.

SECTION 5. The Secretary shall have custody of the seal of the Corporation. He shall keep the minutes of the Board of Directors, and of the stockholders, and shall attend to the giving and serving of all notices of the Corporation. He shall have charge of the certificate book and such other books and papers as the Board may direct; and he shall perform such other duties as may be incidental to his office or as may be assigned to him by the Board of Directors. He shall also keep or cause to be kept a stock book, containing the names, alphabetically arranged, of all persons who are stockholders of the Corporation showing their respective addresses, the number of shares registered in the name of each, and the dates when they respectively became the owners of record thereof, and such books shall be open for inspection as prescribed by the laws of the States of Delaware. During the absence or disability of the Secretary, or during a vacancy in the office of Secretary, the Assistant Secretary with the greatest seniority shall perform the duties and have the powers of the Secretary.

SECTION 6. The Treasurer shall have the care and custody of the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks as the Board of Directors may determine. During the absence or disability of the Treasurer, or during a vacancy in the office of Treasurer, the Assistant Treasurer with the greatest seniority shall perform the duties and have the powers of the Treasurer.

ARTICLE IV.
RESIGNATIONS, REMOVALS AND
VACANCIES OF DIRECTORS AND OFFICERS

SECTION 1. Any director or officer may resign his office at any time (or shall offer to tender as provided in Article I, Section 7), such resignation to be made in writing and to take effect from the time of its receipt by the Corporation, unless some future time be fixed in the resignation and in that case from that time. The acceptance of a resignation shall not be required to make it effective. Nothing herein shall be deemed to affect any contractual rights of the Corporation.

SECTION 2. Any officer may be removed with or without cause at any time by the Board of Directors. The removal of an officer without cause shall be without prejudice to his contractual rights, if any. The election or appointment of an officer shall not of itself create contractual rights. Any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

SECTION 3. Any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority vote of the Directors then in office, and any other vacancy occurring in the Board of Directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and directors so chosen shall hold office until such director's successor shall have been duly elected and qualified. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

ARTICLE V.
INDEMNIFICATION OF OFFICERS AND DIRECTORS

SECTION 1. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as it presently exists or may hereafter be amended, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, (a "proceeding") by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all expenses, liability and loss (including attorneys' fees) reasonably incurred by such person. The Corporation shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

SECTION 2. Subject to any applicable laws, the Corporation shall pay the expenses (including attorneys' fees) incurred by an officer or director of the Corporation in defending any proceeding in advance of its final disposition, provided, however, that the payment of such expenses shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified. Expenses incurred by former directors and officers or other employees and agents of the Corporation may be advanced upon such terms and conditions as the Corporation deems appropriate.

SECTION 3. If a claim for indemnification or payment of expenses (including attorneys' fees) under this Article is not paid in full within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of such claim and, if successful in whole or in part, subject to any applicable laws, the claimant shall be entitled to be paid the expense (including attorneys' fees) of prosecuting such claim. In any such action, the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

SECTION 4. The rights conferred on any person by this Article shall not contravene the provisions of any applicable laws and such rights shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, agreement, vote of stockholders or disinterested directors, or otherwise.

SECTION 5. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust or other enterprise.

SECTION 6. The Corporation may purchase and maintain insurance to protect itself and any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

SECTION 7. The rights provided by or granted pursuant to this Article shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person. Subject to any applicable laws, all rights provided by or granted pursuant to this Article shall be deemed to be a contract between the Corporation and each director, officer, employee or agent of the Corporation who serves or served in such capacity at any time while this Article is in effect. Any repeal or modification of this Article shall not in any way diminish any rights to indemnification of such directors, officers, employees or agents, or the obligations of the Corporation arising hereunder.

ARTICLE VI.
COMMON STOCK

SECTION 1. The Corporation is authorized to issue shares of common stock of the Corporation in certificated or uncertificated form. The shares of the common stock of the Corporation shall be registered on the books of the Corporation in the order in which they shall be issued. Any certificates for shares of the common stock, and any other shares of capital stock of the Corporation represented by certificates, shall be numbered, shall be signed by the Chairman of the Board, the President or a Vice President, and the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer and sealed with the seal of the Corporation. Any or all of the signatures on a certificate may be a facsimile signature. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send, or caused to be sent, to the record owner thereof a written statement of the information required by law to be on certificates.

SECTION 2. Transfers of shares shall be made upon the books of the Corporation (i) only by the holder of record thereof, or by a duly authorized agent, transferee or legal representative and (ii) in the case of certificated shares, upon the surrender to the Corporation of the certificate or certificates for such shares.

SECTION 3. The Board of Directors may direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates theretofore issued by the Corporation and alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming that the certificate of stock has been lost, stolen or destroyed. When authorizing such issuance of a new certificate or certificates or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or such owner's legal representative, to indemnify the Corporation in such manner as the Board of Directors shall require and/or to give the Corporation a bond, in such form and amount as the Board of Directors may direct, as indemnity against any claim that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost, stolen or destroyed.

SECTION 4. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise may be provided by the General Corporation Law of the State of Delaware.

ARTICLE VII.
CHECKS, DRAFTS AND NOTES

The Chairman of the Board or the President or any officers designated by resolution of the Board of Directors shall sign all checks and drafts necessary to be drawn and may accept any drafts drawn upon the Corporation in due course of business. No check or draft shall be endorsed by the Corporation and no promissory note, bond, debenture or other evidence of indebtedness shall be made, signed, issued or endorsed by the Corporation unless signed by the Chairman or the President or any officer designated under powers given by a resolution of the Board except that any officer may endorse for collection or deposit only, expressly stating the purpose of such endorsements, checks, drafts and promissory notes to the order of the Corporation.

ARTICLE VIII.
SEAL

The seal of the Corporation shall be in the custody of the Secretary. It shall be circular in form and shall have engraved upon it the name of the Corporation arranged in a circle and the words and figures "Incorporated 1978 Delaware" across the center of the space enclosed.

ARTICLE IX
BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation shall not be subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (Business Combination with Interested Stockholders). This Article X shall be amended only by the affirmative vote of a majority of the Corporation's stockholders entitled to vote on such matter.

ARTICLE X.
NOTICES

SECTION 1. Whenever, under any provisions of these By-Laws, notice is required to be given to any stockholder, the same shall be given in writing, either (a) by personal delivery or by mailing such notice to the stockholder's last known post office address as the same shall appear on the record of stockholders of the Corporation or its transfer agent or, if he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to him at some other address, then addressed to him at such other address, or (b) by a form of electronic transmission consented to by the stockholder to whom the notice is given, except to the extent prohibited by Section 232(e) of the General Corporation Law of the State of Delaware. Any consent to receive notice by electronic transmission shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (i) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

SECTION 2. Any notice required to be given to any director may be given by the methods stated in Section 1 above. Any such notice, other than one which is delivered personally, shall be sent to such post office address, facsimile number or electronic mail address as such director shall have filed in writing with the Secretary of the Corporation, or, in the absence of such filing, to the last known post office address of such director. It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

SECTION 3. All notices given by mail, as above provided, shall be deemed to have been given when deposited, postage prepaid, in a United States post office or official depository. All notices given to stockholders by a form of electronic transmission, as above provided, shall be deemed to have been given: (a) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (b) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (c) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (i) such posting and (ii) the giving of such separate notice; and (d) if by any other form of electronic transmission, when directed to the stockholder. All notices given to directors by form of electronic transmission, as above provided, shall be deemed to have been given when directed to the electronic mail address, facsimile number, or other location filed in writing by the director with the Secretary of the Corporation.

SECTION 4. Whenever notice is to be given to the Corporation by a stockholder under any provision of law or of the Certificate of Incorporation or the By-Laws of the Corporation, such notice shall be delivered to the Secretary at the principal executive offices of the Corporation. If delivered by electronic mail or facsimile, the stockholder's notice shall be directed to the Secretary at the electronic mail address or facsimile number, as the case may be, specified in the Corporation's most recent proxy statement.

ARTICLE XI.
ELECTRONIC TRANSMISSION

When used in these By-Laws, the terms "written" and "in writing" shall include any "electronic transmission," as defined in Section 232(c) of the General Corporation Law of the State of Delaware, including without limitation any telegram, cablegram, facsimile transmission and communication by electronic mail.

ARTICLE XII.
AMENDMENT OF BY-LAWS

Except as otherwise provided herein, the Board of Directors shall have the power to adopt, amend or repeal the By-Laws of the Corporation by the affirmative action of a majority of its members. The By-Laws may be adopted, amended or repealed by the affirmative vote a majority of the shares present in person or by proxy and entitled to vote on the matter at any regular meeting of the stockholders or at any special meeting of the stockholders if notice of such proposed adoption, amendment or repeal be contained in the notice of such meeting.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

G&E
Grant & Eisenhofer P.A.
485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

January 30, 2008

VIA FACSIMILE AND OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in The Home Depot Inc.'s 2008 Proxy Statement

Ladies and Gentlemen:

This letter is to inform you that our client Lucian Bebchuk has determined to withdraw his proposal submitted to The Home Depot Inc. ("Home Depot" or the "Company") on December 13, 2007, for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting"), and attached as Exhibit A. A copy of Lucian Bebchuk's letter informing Home Depot is attached as Exhibit B.

Sincerely,

Michael Barry /AC

Michael J. Barry

cc: Jonathan M. Gottsegen, Esquire (via fax)

Exhibit A

It is hereby RESOLVED that Article I of the Corporation's By-Laws is hereby amended by adding the following new Section 10:

Section 10. Stockholder Proposals for a By-Law Amendment

To the extent permitted under federal law and state law, the Corporation shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-Laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-Law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This By-Law shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Article XII of the Corporation's By-Laws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for By-Law amendments on the corporate ballot could in some circumstances be essential for stockholders' ability to use their power under state law to initiate By-Law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other stockholders could deter a stockholder from initiating a proposal even if the proposal is one that would obtain stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of the proposed By-Law. I urge even stockholders who believe that no changes in the Corporation's By-Laws are currently desirable to vote for my proposal to facilitate stockholders' ability to initiate proposals for By-Law amendments to be voted on by their fellow stockholders.

I urge you to vote for this proposal.

Exhibit B

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

VIA FACSIMILE

Jonathan M. Gottsegen
Director Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Re: Shareholder Proposal of Lucian Bebchuk

To Jonathan M. Gottsegen:

This is to inform you that I am withdrawing my proposal submitted to The Home Depot Inc. (the "Company") on December 13, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

THE HOME DEPOT • 2455 Paces Ferry Rd., • Atlanta, GA 30339

January 31, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Lucian Bebchuk

Ladies and Gentlemen:

On January 7, 2008, The Home Depot, Inc. (the "Company") submitted a letter to the staff of the Division of Corporation Finance requesting that the Staff confirm that no enforcement action will be recommended if the Company excludes a shareholder proposal from the Company's proxy materials for its 2008 Annual Meeting of Shareholders (the "No-Action Request"). Professor Lucian Bebchuk (the "Proponent") submitted the proposal.

Enclosed (as Exhibit A) is a letter from the Proponent dated January 30, 2008. The Proponent states that he has withdrawn the proposal. In reliance on this letter, the Company hereby withdraws the No-Action Request.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen, Director
Corporate and Securities Practice Group

cc: Professor Lucian Bebchuk

Exhibit A

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

VIA FACSIMILI

Jonathan M. Gottsegen
Director Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Re: Shareholder Proposal of Lucian Bebchuk

To Jonathan M. Gottsegen:

This is to inform you that I am withdrawing my proposal submitted to The Home Depot Inc. (the "Company") on December 13, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

END